NEWS RELEASE                       Exhibit 20                 [CIGNA Logo]
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For Release:  Immediate

Contact: Edwin J. Detrick, Investor Relations - (215) 761-6130 Wendell Potter, Media Relations - (215) 761-6133


                      CIGNA REPORTS SECOND QUARTER RESULTS

PHILADELPHIA, August 2, 1999 -- CIGNA Corporation (NYSE:CI) today reported second quarter operating income* from continuing operations of $251 million, or $1.22 per share, excluding an after-tax gain of $43 million associated with the sale of a partial interest in a business. This compares with operating income from continuing operations of $223 million ($1.03 per share) for the second quarter of 1998. For the first half of 1999, operating income from continuing operations was $480 million ($2.33 per share), excluding the gain noted above, compared with $434 million ($2.00 per share) for the same period a year ago, excluding an after-tax gain of $202 million associated with the sale of CIGNA's individual life insurance and annuity business that was reported in the first quarter of 1998.

On July 2, 1999, CIGNA sold its property and casualty business to ACE Limited for $3.45 billion in cash. In the third quarter of 1999, CIGNA will record an after-tax gain from the sale of approximately $1.2 billion. CIGNA began in the second quarter to report the sold business as discontinued operations.**



- --------------------------------------------
 * Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and the cumulative effect of an accounting change.
 ** See page 4 for definition and financial details.
All earnings per share amounts are on a diluted basis.

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                                      -2-

"Our employee benefits businesses continued to perform well in the second quarter," stated Wilson H. Taylor, CIGNA's chief executive. "The sale of the property and casualty business to ACE has been successfully completed and we will use the proceeds to strengthen shareholder value," Taylor added.

SEGMENT RESULTS:

Employee Health Care, Life and Disability Benefits
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This segment  includes  CIGNA's HMO and  indemnity  operations.  The segment had operating income of $173 million in the second quarter of 1999, compared with $143 million for the same period last year. For the first half of 1999, operating income was $330 million, compared with $274 million for the same period in 1998.

Revenues for the second quarter were $3.4 billion, compared with $3.1 billion for the same period last year.

Total covered lives were 13.1 million at June 30, 1999. HMO medical membership was 6.6 million members, up 4% from June 30, 1998. Medical indemnity lives were
6.5 million, up 8% from June 30, 1998.



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                                      -3-

Employee Retirement Benefits and Investment Services
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This segment,  which operates in the defined  contribution,  defined benefit and corporate life insurance markets, had operating income of $67 million in the second quarter of 1999, compared with operating income of $60 million for the same period last year. For the first half of 1999 and of 1998, operating income was $130 million and $121 million, respectively.

Assets under management at June 30, 1999 were $54 billion, an increase of 6 percent from $51 billion as of June 30, 1998.

International Life, Health and Employee Benefits
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This  segment,  which  includes  CIGNA's life  insurance  and employee  benefits businesses operating in international markets, had second quarter operating income of $1 million, excluding an after-tax gain of $43 million associated with the sale of a partial interest in CIGNA's Japanese life insurance business. This compares with operating income of $7 million for the same period last year. The segment's operating income for the first half of 1999 was $4 million, including $15 million of losses from Brazilian health care operations. Operating income for the segment was $16 million in the first half of 1998. CIGNA is currently evaluating alternatives relative to certain of its investments in Brazil. This evaluation could result in changes in certain of the operations in Brazil and a possible impairment of the related investment of approximately $325 million.




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                                      -4-

Other Operations
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Other Operations includes gain recognition related to the sale of the individual life insurance and annuity business, the leveraged corporate life insurance operation, the life and health reinsurance business and certain new business initiatives, as well as the results of the settlement annuity business and investment and real estate subsidiaries. Other Operations had operating income of $37 million in the second quarter of 1999, compared with operating income of $29 million for the same period last year. For the six months ended June 30, 1999, Other Operations had operating income of $67 million, compared with $60 million reported for the six months ended June 30, 1998, excluding the $202 million after-tax gain from the sale of the individual life insurance and annuity business.

Corporate
- ---------
Corporate includes unallocated investment income and parent company expenses, primarily debt service. The Corporate segment reported a loss of $27 million in the second quarter of 1999, compared with a loss of $16 million for the same period last year. The operating loss for the first half of 1999 was $51 million, compared with a loss of $37 million for the same period last year.

Discontinued Operations - Property and Casualty (P&C)
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"Discontinued operations" consist of the property and casualty business that was sold to ACE Limited. Results of the discontinued operations, including after-tax realized investment results, for the second quarter of 1999, were a loss of $71 million ($0.35 per share), compared with income of $59 million ($0.27 per share) for the same period in 1998. For the first half of 1999, the results were


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                                      -5-

a loss of $28 million ($0.13 per share), compared with income of $115 million ($0.53 per share) for the same period last year.

NET INCOME
- ----------
Consolidated net income, which includes the results of discontinued operations, was $232 million, or $1.13 per share for the second quarter of 1999, including the after-tax gain of $43 million from the sale of a partial interest in CIGNA's Japanese life insurance business. Consolidated net income for the second quarter of 1998 was $308 million, or $1.42 per share. For the first half of 1999, consolidated net income was $420 million, or $2.04 per share, including the $43 million after-tax gain and a $91 million after-tax charge in the first quarter for the cumulative effect of adopting a new accounting standard for guaranty fund and other insurance-related assessments, primarily related to the discontinued operations. Consolidated net income for the first half of 1998 was $803 million, or $3.70 per share, including the after-tax gain of $202 million, recognized in the first quarter, from the sale of CIGNA's individual life insurance and annuity business.

REVENUES
- --------
Excluding the results of discontinued operations, consolidated revenues for the second quarter and first half of 1999 were $4.7 billion and $9.2 billion, respectively, compared with $4.4 billion and $8.5 billion for the second quarter and first half of 1998, excluding the effects of the sale of the individual life insurance and annuity business.

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                                      -6-

ASSETS/SHAREHOLDERS' EQUITY
- ---------------------------
Assets at June 30, 1999 were $93.4 billion, compared with $95.9 billion at December 31, 1998. Assets for both periods have been adjusted to reflect the P&C business as discontinued operations. Shareholders' equity was $7.3 billion ($36.87 per share) at June 30, 1999, compared with $8.3 billion ($40.25 per share) at December 31, 1998.

SHARE REPURCHASE
- ----------------
During the second quarter of 1999, CIGNA repurchased 4.7 million shares of its common stock for $429 million. In July, CIGNA repurchased 1.2 million shares for $112 million. CIGNA's share repurchase authority was increased by $1 billion at the July 1999 Board of Directors meeting.

Quarterly   earnings  are  available  on  CIGNA's  home  page  on  the  Internet
(http://www.cigna.com).






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
CIGNA  CORPORATION
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS                                                                           [CIGNA LOGO]
(Dollars in millions, except per share amounts)

====================================================================================================================================
                                                                       Three Months Ended                    Six Months Ended
                                                                            June 30,                             June 30,
                                                                      1999            1998                1999             1998
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
REVENUES (Excluding discontinued operations)
    Premiums and fees                                            $       3,724    $     3,354        $       7,311    $       6,570
    Net investment income                                                  734            789                1,455            1,578
    Other revenues                                                         160            168                  338              319
    Gain on sale of businesses (1)                                          66              -                   66              316
    Realized investment gains                                               13             39                   24               79
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         Total                                                   $       4,697    $     4,350        $       9,194    $       8,862
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OPERATING INCOME (LOSS) BY SEGMENT (1)(2) (Excluding
  discontinued operations)
    Employee Health Care, Life and Disability Benefits:
        Indemnity operations                                     $          78    $        73        $         141    $         142
        HMO operations                                                      95             70                  189              132
                                                                   ------------     ----------         ------------     ------------
          Total Employee Health Care, Life and Disability Benefits         173            143                  330              274
    Employee Retirement Benefits and Investment Services                    67             60                  130              121
    International Life, Health and Employee Benefits                        44              7                   47               16
    Other Operations                                                        37             29                   67              262
    Corporate                                                              (27)           (16)                 (51)             (37)
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        Total                                                    $         294    $       223        $         523    $         636
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INCOME  (LOSS)  FROM  CONTINUING  OPERATIONS
    Employee Health Care, Life and Disability Benefits:
        Indemnity operations                                     $          81    $        91        $         150    $         178
        HMO operations                                                      95             70                  189              132
                                                                   ------------     ----------         ------------     ------------
          Total Employee Health Care, Life and Disability Benefits         176            161                  339              310
    Employee Retirement Benefits and Investment Services                    73             67                  137              134
    International Life, Health and Employee Benefits                        43              7                   46               16
    Other Operations                                                        38             30                   68              265
    Corporate                                                              (27)           (16)                 (51)             (37)
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        Total                                                    $         303    $       249        $         539    $         688
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DILUTED EARNINGS PER SHARE:
    Operating income (Excluding discontinued operations)         $        1.43    $      1.03        $        2.53    $        2.93
    After-tax realized investment gains (Excluding
       discontinued operations)                                           0.05           0.12                 0.08             0.24
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    Income from continuing operations                                     1.48           1.15                 2.61             3.17
    Income (loss) from discontinued operations, net of taxes             (0.35)          0.27                (0.13)            0.53
- ------------------------------------------------------------------------------------------------------------------------------------
    Income before cumulative effect of accounting change                  1.13           1.42                 2.48             3.70
    Cumulative effect of accounting change, net of tax                       -              -                (0.44)               -
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    Net income                                                   $        1.13    $      1.42        $        2.04    $        3.70
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     Weighted average shares (in thousands)                             205,083        216,546              206,385          217,145
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SHAREHOLDERS' EQUITY at June 30:                                                                     $       7,341    $       8,340
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SHAREHOLDERS' EQUITY PER SHARE at June 30:                                                           $       36.87    $       39.29
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
(1) Reflects the second quarter 1999 pre-tax gain of $66 million ($43 million after-tax) recognized upon the sale of a partial interest in CIGNA's Japanese life insurance operations and the first quarter 1998 pre-tax gain of $316 million ($202 million after-tax) recognized as of January 1, 1998 in connection with the sale of the individual life insurance and annuity business.

(2) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results. Operating income in 1999 also excludes the cumulative effect of adopting a new accounting pronouncement.